May 15, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Maryse Mills-Apenteng

Re:	Black Knight Financial Services, Inc.
Registration Statement on Form S-1
(File No. 333-201241)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between May 11, 2015 and the date hereof, approximately 9,700 copies of the Preliminary Prospectus dated May 11, 2015 were distributed to prospective underwriters, institutional investors, prospective dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. (Eastern) time on Tuesday, May 19, 2015 or as soon as practicable thereafter.

Very truly yours,
J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters
J.P. MORGAN SECURITIES LLC

By:	/s/ Jeff Zajkowski
Name: Jeff Zajkowski
Title: Co-Head of Equity Capital Markets, Americas

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice President

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[Signature Page to Underwriters Acceleration Request]